Exhibit 12.2

TAMPA ELECTRIC COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Tampa Electric Company’s ratio of earnings to fixed charges for the periods indicated.

	3-months ended Mar. 31,	12-months ended Mar. 31,
			Year Ended December 31,
(millions)	2007	2007	2006	2005	2004	2003	2002
Income from continuing operations, before income tax	$50.6	$259.4	$264.7	$285.7	$274.9	$187.4	$296.8
Interest expense	32.2	127.6	127.1	114.9	116.0	112.6	80.4
Earnings before taxes and fixed charges	$82.8	$387.0	$391.8	$400.6	$390.9	$300.0	$377.2
Interest expense	$32.2	$127.6	$127.1	$114.9	$116.0	$112.6	$80.4
Total fixed charges	$32.2	$127.6	$127.1	$114.9	$116.0	$112.6	$80.4
Ratio of earnings to fixed charges	2.57x	3.03x	3.08x	3.49x	3.37x	2.66x	4.69x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of debt premium and an estimate of the interest component of rentals. Tampa Electric Company had a significant non-cash charge in the 2003 period presented. Reference is made to the financial statements and related notes and the sections titled “Management’s Discussion & Analysis of Financial Condition & Results of Operations” herein as well as in Tampa Electric Company’s Annual Report on Form 10-K for the years presented and any amendments filed thereto.

Interest expense includes total interest expense, excluding AFUDC, and an estimate of the interest component of rentals.